EXHIBIT 1

                                  Press release
28.02.05
                         For the first time since 2000:

             THE INDUSTRIAL DEVELOPMENT BANK FINISHED THE YEAR 2004
                                  WITH A PROFIT

      THE BANK'S NET PROFIT AMOUNTED TO APPROXIMATELY 1.4 MILLION SHEKELS, COMPARED WITH A LOSS OF 104.4 MILLION SHEKELS IN 2003 AND A LOSS OF
                         423.5 MILLION SHEKELS IN 2002

The board of directors of the Industrial Development Bank of Israel Ltd., this morning approved the Bank's reviewed financial statements for December 31, 2004 which showed that for the first time since 2000, the Bank had succeeded in showing a profit for the year.

The Bank finished the year 2004 with a NIS. 1.4 million profit, compared with a NIS. 104.4 million loss in 2003, a NIS 423.5 million loss in 2002 and a 20.4 million loss in 2001.

During 2004, the bank succeeded in collecting credits in the amount of approximately NIS 890 million and since the beginning of 2003, approximately NIS 1,960 million.

The total balance sheet credit to problematic borrowers stood at the end of 2004 at NIS 1,004.5 million, compared with NIS 1,260.1 million on December 31, 2003, a decrease of approximately 20%.

The off-balance sheet credit risk for problematic borrowers also was reduced and amounted to NIS 121.6 million, compared with NIS 187.2 million on December 31, 2003, a decrease of approximately 35%.

PROFIT FROM FINANCING OPERATIONS before provision for doubtful debts amounted in the year 2004 to NIS. 66.2 million compared with NIS. 70.1 million in the year 2003. The decrease in profit from financing operations is smaller relative to the reduction in the Bank's asset volume generally and in credit volume in particular.

THE PROVISION FOR DOUBTFUL DEBTS amounted in the year 2004 to NIS.70.2 million, compared with NIS. 129.8 million in the year 2003, a reduction of some 46%.

OPERATING INCOME in the year 2004 amounted to approximately NIS. 50.2 million, compared with some NIS. 22.3 million in the year 2003. The primary source of the income derived from profits from equity investments amounting in 2004 to some NIS. 41.5 million compared with some NIS. 10.3 million in the year 2003.

OPERATING EXPENSES in the year 2004 amounted to NIS. 45 million compared with approximately NIS. 64.7 million in the year 2003, a decrease of some 30%.

Wage costs in the year 2004 amounted to some NIS. 19.7 million compared with NIS. 33.7 million in the year 2003, a 42% decrease.

Staff levels at the Bank as of December 31, 2004 stood at 62 employees, compared with 79 at the end of 2003 and 156 employees at the end of 2002. In essence, since the end of 2002, the Bank's manpower has been reduced by some 60%.

These business results reflect the comprehensive streamlining process and the efforts applied to the collection of debts.

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The Industrial Development Bank operates within the scope of the run-off plan that was approved in July 2003 by the government. The main components of the plan are a controlled realization of the Bank's credit assets and a significant reduction in manpower and operating costs. The Bank is meeting the goals of the plan.

Within the framework of the plan, the Bank of Israel granted a credit line to the Bank with a maximum amount of NIS. 2.2 billion, that is scaled down with the implementation of the plan.

The Bank does not fully utilize the credit line and the outstanding balance as of December 31, 2004 stood at NIS. 1,389 million, some NIS. 311 million less than the approved credit line limit fixed for that date.

BALANCE OF CREDIT TO THE PUBLIC continued to decline thanks to the intensive collection efforts invested by the Bank and amounted on December 31, 2004 to approximately NIS. 1,826 million compared with some NIS. 2,785 million on December 31, 2003, a drop of NIS. 959 million, constituting a reduction of 34% (the data do not include a credit guaranteed by the State which was granted to a government corporation).

DEPOSITS FROM THE PUBLIC amounted, on December 31, 2004 to some NIS. 405 million compared with some NIS. 620 million at the end of 2003.

EQUITY CAPITAL INCLUDING NON-PARTICIPATING SHARES amounted to NIS. 508 million on December 31, 2004 compared with some NIS. 510 million on December 31, 2003.

DR. RAANAN COHEN, CHAIRMAN OF THE BOARD OF THE BANK: "The data presented by the Bank for 2004 show a dramatic improvement in the Bank's business operations, showing a profit for the first time since 2000. These results were reached, among other things, thanks to substantial streamlining and a reduction in the Bank's expenses, together with the success of the Bank in the year 2004 in collecting some NIS. 890 million.

URI GALILI, GENERAL MANAGER OF THE BANK: "We are investing intensive efforts in improving the Bank's credit portfolio by attending to bad debts and transforming them into performing debts, by debt restructuring conducted in collaboration with the debtors. The success is reflected in a decrease in non-performing debts and an increase in restructured debts. We attribute this, first and foremost, to the credit of the Bank's professional and devoted staff. The total credit risk for problematic borrowers amounted to NIS. 1,126.1 million as of December 31, 2004, compared to NIS. 1,447.4 million as of December 31, 2003."


FOR FURTHER DETAILS CONTACT,
MEITAL RAVEH
050-7-949494

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